Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America T: +1 312 782 0600 F: +1 312 701 7711 mayerbrown.com
August 12, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Komul Chaudhry and Arthur Sandel

Re:	Nissan Auto Receivables Company II LLC

Amendment No. 1 to Registration Statement on Form SF-3

File No. 333-279448

Dear Ms. Chaudhry and Mr. Sandel:

On behalf of Nissan Auto Receivables Company II LLC (the “Depositor”), and in response to the letter (the “Comment Letter”) dated July 29, 2024 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement as amended by Amendment No. 1 (the “Amended Registration Statement”) on Form SF-3. For your convenience, we are delivering to you via email a copy of this letter, together with a copy of Amendment No. 2, which has been marked to show the changes from the Amended Registration Statement as filed on July 17, 2024, as well as a clean copy of Amendment No. 2 and the exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references in our responses below refer to the marked copy of Amendment No. 2. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the depositor under Regulation AB.

August 12, 2024

Amendment No. 1 to Registration Statement on Form SF-3

Part II - Information Not Required in Prospectus

Item 14(a). Exhibits, page II-3

1.

We are unable to locate relevant provisions in the forms of transaction documents filed as exhibits to the registration statement relating to potential funding or revolving periods and the contractual rights or obligations of any transaction party with respect to the establishment, maintenance, use, and/or disposition of a pre-funding account. Please revise the appropriate exhibits as necessary to reflect the relevant terms as disclosed in your form of prospectus or remove discussion of potential funding or revolving periods from your form of prospectus.

Response

We have revised the Form of Indenture (Exhibit 4.1), the Form of Purchase Agreement (Exhibit 10.1) and the Form of Sale and Servicing Agreement (Exhibit 10.2) to reflect the potential funding periods, revolving periods and rights with respect to a potential pre-funding account.

August 12, 2024

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Lindsay O’Neil, at (312) 701-8933, or the Depositor’s in-house counsel, Sean Caley, at (214) 596-3141. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Sean Caley

Lindsay M. O’Neil